UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of February, 2011

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

On February 1, 2011, Husky Energy Inc. issued a press releasing announcing the filing of its Management Information Circular for its Special Meeting of Shareholders, the Notice of Special Meeting of Shareholders and Form of Proxy with Canadian securities and regulatory authorities on the System for Electronic Document Analysis and Retrieval. The press release, Notice of Special Meeting of Shareholders, the Management Information Circular, the Form of Proxy and Form of Stock Dividend Notice are attached hereto as Exhibits 99.1, 99.2 , 99.3, 99.4 and 99.5.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

By:	“JAMES D. GIRGULIS”
James D. Girgulis
Vice President, Legal & Corporate Secretary

Date: February 2, 2011

Exhibit 99.1

Husky Energy Files Documents for Special Meeting of Shareholders

Calgary, Alberta (Feb. 1, 2011) – Husky Energy Inc. today filed its Management Information Circular for its Special Meeting of Shareholders, the Notice of Special Meeting of Shareholders and Form of Proxy with Canadian securities regulators on the System for Electronic Document Analysis and Retrieval (SEDAR). In addition, Husky filed the same documents on the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system in the United States.

The Special Meeting of Shareholders will take place at 10:30 a.m. on Monday, February 28, 2011 in the Plus-30 Conference Centre at Western Canadian Place, 707 – 8th Avenue S.W., Calgary, Alberta, Canada. As previously announced, shareholder approval will be sought to modify the terms of the Company’s common shares to allow shareholders to receive dividends in cash or in shares, at their option.

Copies of the Notice of Special Meeting, Management Information Circular, and Proxy may also be accessed electronically from Husky’s website at www.huskyenergy.com.

Husky Energy is an integrated energy company headquartered in Calgary, Alberta, Canada. Husky Energy is a publicly traded company listed on the Toronto Stock Exchange under the symbol HSE. More information is available at www.huskyenergy.com.

For further information, please contact:

Investor Inquiries:	Media Inquiries:

Rob McInnis Manager, Investor Relations Husky Energy Inc. 403-298-6817	Carla Yuill Corporate Communications Husky Energy Inc. 403-298-6587

Exhibit 99.2

Husky Energy Inc.

Management Information Circular

January 31, 2011

Notice of Special Meeting of Shareholders

Monday, February 28, 2011

at 10:30 A.M.

Plus 30 Conference Centre

Western Canadian Place

707 - 8th Avenue S.W.

Calgary, Alberta, Canada

HUSKY ENERGY INC.

707 - 8th Avenue S.W.

Calgary, Alberta

T2P 1H5

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT a special meeting (the Meeting) of holders of common shares (Common Shares) of Husky Energy Inc. (the Corporation) will be held in the Plus 30 Conference Centre, Western Canadian Place, 707 - 8th Avenue S.W., Calgary, Alberta, Canada on the 28th day of February, 2011 at 10:30 a.m. (Calgary time), for the following purposes:

1.

To consider and, if thought fit, approve an amendment to the Corporation’s articles (i) to change the rights, privileges, restrictions and conditions in respect of the Common Shares, including changes to permit the issuance of Common Shares as payment of stock dividends on the Common Shares; and (ii) to change the rights, privileges, restrictions and conditions in respect of the unissued preferred shares and to authorize preferred shares to be issued in one or more series with such rights, privileges, restrictions and conditions as may be fixed by the Board of Directors of the Corporation (the Share Capital Amendment); and

2.	To transact such other business as may be properly brought before the Meeting or any adjournment or adjournments thereof.

The details of the Share Capital Amendment are set forth in the Management Information Circular accompanying this Notice of Meeting. At the Meeting, shareholders will be asked to approve the Share Capital Amendment.

Only shareholders of record at the close of business on January 28, 2011 are entitled to notice of and to attend the Meeting or any adjournment or adjournments thereof and to vote thereat.

DATED at the City of Calgary, in the Province of Alberta, this 31st day of January, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

“James D. Girgulis”

James D. Girgulis

Vice President, Legal & Corporate Secretary

IMPORTANT

Your participation at the Meeting is important. If you do not expect to attend in person and would like your Common Shares represented, please complete the enclosed form of proxy and return it as soon as possible in the envelope provided for that purpose. To be valid all proxies must be deposited at the office of the Registrar and Transfer Agent of the Corporation, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 (Attention: Proxy Department), no later than 10:30 a.m. (Calgary time) on February 24, 2011 or on the second last business day preceding any adjournment of the Meeting.

Exhibit 99.3

HUSKY ENERGY INC.

SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 28, 2011

MANAGEMENT INFORMATION CIRCULAR

This Management Information Circular (Circular) is furnished in connection with the solicitation of proxies by the management of Husky Energy Inc. (Husky or the Corporation) for use at the special meeting of the holders of common shares (the Common Shares) of the Corporation to be held on the 28th day of February, 2011 at 10:30 a.m. (Calgary time), or at any adjournment or adjournments thereof (the Meeting), for the purposes set forth in the Notice of Meeting.

Enclosed with this Circular is a form of proxy (Form of Proxy) for use at the Meeting. Each shareholder who is entitled to attend at meetings of shareholders is encouraged to participate in the Meeting and shareholders are urged to vote in person or by proxy.

The information contained in this Circular is given as of the 31st day of January, 2011, except where otherwise indicated.

VOTING QUESTIONS AND ANSWERS

Am I entitled to vote?

You are entitled to vote if you are a holder of Common Shares as of the close of business on January 28, 2011. Each Common Share entitles the holder to one vote.

What am I voting on?

You are voting on the approval of an amendment to the Corporation’s articles (the Articles) to permit the issuance of Common Shares as payment of stock dividends to holders of Common Shares and to authorize the issuance of preferred shares of the Corporation (Preferred Shares) in one or more series with such rights, privileges, restrictions and conditions as may be fixed by the Board of Directors of the Corporation (the Share Capital Amendment). See “Business of the Meeting”.

How many votes are required to pass a matter on the agenda?

Approval of 66 2/3% of the votes cast, in person or by proxy, is required to approve the Share Capital Amendment.

What if amendments are made to these matters or if other matters are brought before the Meeting?

If you attend the Meeting in person and are eligible to vote, you may vote on such matters as you choose.

If you have completed and returned a Form of Proxy, the person named in the Form of Proxy will have discretionary authority with respect to voting on amendments or variations to matters identified in the Notice of Special Meeting of Shareholders and on other matters which may properly come before the Meeting. As of the date of this Circular, the management of the Corporation knows of no such amendments, variations or other matters expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the Form of Proxy will vote on them in accordance with their best judgment.

Who is soliciting my proxy?

The management of Husky is soliciting your proxy.

Solicitation of proxies will be made primarily by mail but may also be made by telephone or other contact, by employees or agents of the Corporation at a nominal cost. All costs of such solicitation will be borne by the Corporation.

How do I vote?

There are two ways you can vote your Common Shares if your Common Shares are registered in your name. You may vote in person at the Meeting or you may complete, sign and return the enclosed Form of Proxy appointing the named persons or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your shares at the Meeting.

If your shares are not registered in your name, but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution) you should have received a request for voting instructions (Voting Instruction Form) from your nominee. Please note that Husky has limited access to the names of its non-registered shareholders. If you attend the Meeting, Husky may have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you wish to vote in person at the Meeting, insert your own name in the space provided on the Voting Instruction Form and return the same by following the instructions provided thereon. Do not otherwise complete the Voting Instruction Form as your vote will be taken at the Meeting. Please register with the Corporation’s transfer agent Computershare Trust Company of Canada (Computershare), upon arrival at the Meeting. If you do not intend to attend the Meeting in person, follow the instructions on your Voting Instruction Form to vote by telephone, internet or complete, sign and mail the Voting Instruction Form in the postage prepaid envelope provided.

When do I need to return my completed Form of Proxy?

If you desire to be represented by proxy you must deposit your completed Form of Proxy with Computershare by no later than 10:30 a.m. (Calgary time) on February 24, 2011 or on the second last business day preceding any adjournment or adjournments of the Meeting.

Who votes my shares and how will they be voted if I return a Form of Proxy?

By properly completing and returning a Form of Proxy, you are authorizing the person(s) named in the Form of Proxy to attend the Meeting and to vote your Common Shares. You can use the enclosed Form of Proxy, or any other proper Form of Proxy to appoint your proxyholder.

The Common Shares represented by your proxy must be voted as you instruct in the Form of Proxy, including where the vote is conducted by ballot. If you properly complete and return your proxy but do not specify how you wish the votes cast, your Common Shares will be voted as your proxyholder sees fit.

Unless contrary instructions are provided, Common Shares represented by proxies received by management will be voted FOR the approval of the Share Capital Amendment.

Can I appoint someone other than the individuals named in the enclosed Form of Proxy to vote my shares?

Yes, you have the right to appoint another person of your choice, who need not be a shareholder, to attend and act on your behalf at the Meeting. If you wish to appoint a person other than those named in the enclosed Form of Proxy, then strike out those printed names appearing on the Form of Proxy and insert the name of your chosen proxyholder in the space provided.

NOTE: It is important for you to ensure that any other person you appoint will attend the Meeting and is aware that his or her appointment has been made to vote your Common Shares. Proxyholders should, on arrival at the Meeting, present themselves to a representative of Computershare.

What if my shares are registered in more than one name or in the name of a company?

If your Common Shares are registered in more than one name, all those persons in whose name the Common Shares are registered must sign the Form of Proxy. If the Common Shares are registered in the name of a company or any name other than your own, you may need to provide documentation that proves you are authorized to sign the Form of Proxy on behalf of that company or name. If you have any questions as to what supporting documentation is required, contact Computershare prior to submitting your Form of Proxy.

Can I revoke a proxy or voting instruction?

If you are a registered shareholder and have returned a Form of Proxy, you may revoke it at any time prior to the exercise thereof by:

(a)

completing and signing another Form of Proxy bearing a later date, and delivering it to Computershare at the address specified above at any time up to 10:30 a.m. (Calgary time) on February 24, 2011, or, if the Meeting is adjourned, on the second last business day preceding the day to which the Meeting is adjourned; or

(b)

delivering a written statement, signed by you or your authorized attorney to Computershare at any time up to 10:30 a.m. (Calgary time) on February 24, 2011, or, if the Meeting is adjourned, on the second last business day preceding the day to which the Meeting is adjourned.

If you are a non-registered shareholder, contact your nominee.

If you have returned a Form of Proxy and then attend personally at the Meeting you should, on arrival at the Meeting, contact a representative of Computershare to revoke the proxy and vote in person.

How many shares are entitled to vote?

As of January 26, 2011, there were 890,708,795 Common Shares outstanding. Each registered shareholder has one vote for each Common Share held at the close of business on January 28, 2011.

What if the ownership of my shares has been transferred after January 28, 2011?

Any transferee or person acquiring Common Shares after January 28, 2011 may, on proof of ownership of Common Shares, demand of Computershare not later than 10 days before the Meeting that his, her or its name be included in the list of persons entitled to attend and vote at the Meeting.

What if I have other questions?

If you have any questions regarding the Meeting or require any assistance in completing the Form of Proxy, please contact Husky’s transfer agent, Computershare at: Computershare Shareholder Services, 1-800-564-6253 within Canada and the U.S. or outside of Canada and the U.S. at 1-514-982-7555.

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the knowledge of the directors and executive officers of the Corporation, as at January 31, 2011 no person or company beneficially owns, or controls or directs, directly or indirectly, more than 10% of the voting rights attached to all of the outstanding Common Shares of the Corporation other than as set forth below:

Name	Number of Common Shares		Percentage of Common Shares
L.F. Investments (Barbados) Limited	322,374,830	(1)	36.19%
Hutchison Whampoa Luxembourg Holdings S.à.r.l.	307,720,996	(2)	34.55%

NOTES:

(1)

L.F. Investments (Barbados) Limited is 100% indirectly owned by Mr. Li Ka-shing and a trust of which members of Mr. Li’s family are discretionary beneficiaries, and is indirectly controlled by Mr. Li through the ownership of voting shares.

(2)

U.F. Investments S.à.r.l. changed its name effective October 22, 2010 to Hutchison Whampoa Luxembourg Holdings S.à.r.l. Hutchison Whampoa Luxembourg Holdings S.à.r.l. is 100% indirectly owned by Hutchison Whampoa Limited of which Mr. Li Ka-shing is the Chairman. Mr. Li Ka-shing holds an indirect 2.14% interest and trusts of which members of Mr. Li’s family are discretionary beneficiaries hold an indirect 40.43 % interest in Cheung Kong (Holdings) Limited, which holds an indirect 49.9% interest in Hutchison Whampoa Limited.

BUSINESS OF THE MEETING

At the Meeting, shareholders will be asked to vote on a special resolution (the Special Resolution) amending the Corporation’s Articles (i) to change the rights, privileges, restrictions and conditions in respect of the Common Shares, including changes to permit the issuance of Common Shares as payment of stock dividends on the Common Shares; and (ii) to change the rights, privileges, restrictions and conditions in respect of the unissued Preferred Shares and to authorize Preferred Shares to be issued in one or more series with such rights, privileges, restrictions and conditions as may be fixed by the Board of Directors of the Corporation. A copy of the proposed terms of the Common Shares and the Preferred Shares after giving effect to the Share Capital Amendment is attached hereto as Schedule “A” (the Amended Share Terms).

Reasons for the Share Capital Amendment

To support its strategic growth initiatives, Husky recently completed a $1 billion equity issue by way of a public offering of Common Shares and a private placement to its principal shareholders for their pro rata share of the $1 billion. Further, the Corporation is now proposing an amendment to its Articles to allow holders of Common Shares to receive dividends in Common Shares, while not prejudicing shareholders who desire regular cash distributions. This balance of cash flow retention and maintaining a regular dividend will support long term value maximization and allow Husky to retain funds needed for its strategic growth initiatives. If this dividend proposal is implemented, Husky’s principal shareholders,

L.F. Investments (Barbados) Limited and Hutchison Whampoa Luxembourg Holdings S.à.r.l., have agreed to take their dividends in Common Shares to the end of 2012, as may be required to support Husky’s growth initiatives.

Amendments to Common Share Terms

The principal change to the terms of the Common Shares which is reflected in the Amended Share Terms is to provide for the issuance of Common Shares as payment of stock dividends, as more particularly discussed below. The Amended Share Terms also change the description of shareholder voting rights to refer to the right to notice of and to attend meetings of shareholders and change the description of the right of shareholders to receive the remaining property of the Corporation upon dissolution to conform to the terminology used in the Business Corporations Act (Alberta).

Payment of Stock Dividends

The Share Capital Amendment will provide the Board of Directors with the flexibility to declare stock dividends which are paid by the issuance of Common Shares. To facilitate payment of stock dividends, the Amended Share Terms also implement procedures for (i) determining the value of Common Shares distributed by way of a stock dividend, (ii) accounting for the entitlement of shareholders to fractional Common Shares resulting from stock dividends, (iii) reporting to shareholders regarding their entitlement to Common Shares issued in respect of stock dividends, (iv) authorizing the sale of Common Shares issued in respect of stock dividends to satisfy tax withholding obligations or to comply with foreign laws or regulations applicable to a shareholder and (v) payment of cash in respect of fractional Common Shares upon a person ceasing to be a registered shareholder.

Subject to approval of the Special Resolution, it is anticipated that the Board of Directors will declare a stock dividend in respect of the fourth quarter of 2010 immediately following the Meeting and that it will continue to declare stock dividends in subsequent quarters. Quarterly dividends would be declared in an amount expressed in dollars per Common Share and would be paid by way of the issuance of a fraction of a Common Share (Stock Dividend Share) per outstanding Common Share determined by dividing the dollar amount of the dividend by the volume weighted average trading price of the Common Shares on the principal stock exchange on which the Common Shares are traded. The volume weighted average trading price of the Common Shares would be calculated by dividing the total value by the total volume of Common Shares traded over the 5 trading day period immediately prior to the payment date of the dividend on the Common Shares.

The dividends would be paid by way of the issuance of a Stock Dividend Share to registered shareholders who have delivered to Computershare on or before a specified date (the Stock Dividend Confirmation Notice Deadline) a notice in writing (a Stock Dividend Confirmation Notice) irrevocably confirming that they will accept the Stock Dividend Share as payment of the dividend on all or a stated number of their Common Shares.

In the event of a registered shareholder failing to deliver a Stock Dividend Confirmation Notice by the Stock Dividend Confirmation Notice Deadline, or delivering a Stock Dividend Confirmation Notice confirming that the holder accepts the Stock Dividend Share as payment of the dividend on some but not all of the holder’s Common Shares, the dividend on Common Shares for which no Stock Dividend Confirmation Notice was delivered, or the dividend on those of the holder’s Common Shares in respect of which the holder did not deliver a Stock Dividend Confirmation Notice, will be paid in cash.

To the extent that any accumulated stock dividends paid on the Common Shares represent one or more whole Common Shares payable to a registered holder of Common Shares that has confirmed that it will accept payment in Common Shares (a Participating Shareholder), such whole shares will be registered in the name of such holder. For each stock dividend paid, Computershare will mail to each Participating Shareholder a statement setting forth the number of whole and fractional Common Shares registered or held in the name of the shareholder on the record date for the stock dividend as well as the number of additional whole and fractional Stock Dividend Shares to which the shareholder has become entitled by reason of the stock dividend. Certificates representing the number of whole Stock Dividend Shares registered in the name of a shareholder as a result of a stock dividend will only be provided upon request in writing to Computershare.

Fractional Entitlements

Fractional Common Shares which might otherwise have been payable to Participating Shareholders by reason of a stock dividend will be issued to Computershare as the agent of such shareholders. Computershare will credit to an account for each Participating Shareholder all fractions of a Common Share amounting to less than one whole share issued by the Corporation to a Participating Shareholder by way of stock dividends. From time to time when the fractional interests in a Common Share held by Computershare for the account of a Participating Shareholder are equal to or exceed in the aggregate one additional whole Common Share, Computershare will cause an additional whole Common Share to be registered in the name of the shareholder. The crediting of fractional Common Shares in favour of beneficial owners who receive stock dividends through a broker, investment dealer, financial institution or other nominee will depend on the policies of that broker, investment dealer, financial institution or other nominee.

A shareholder that ceases to be a registered holder of one or more Common Shares is entitled to receive payment in cash equal to the value of the fractional Common Share held by Computershare for the account of the shareholder. The value of the fractional Common Share would be calculated by reference to the value assigned to the Common Shares for purposes of the last stock dividend paid by the Corporation prior to the date of payment to the former shareholder.

Authority to Sell Stock Dividend Shares

The Corporation has the right to require Computershare to sell all or any part of the Stock Dividend Shares through the facilities of the principal stock exchange on which the Common Shares are listed for trading in the event that (i) the Corporation has reason to believe that tax should be withheld and remitted to a taxation authority in respect of any dividend paid or payable to a shareholder in Common Shares, in which case the Corporation would cause Computershare to pay the sale proceeds to the Corporation for purposes of remitting the applicable tax, with any balance not remitted by the Corporation in payment of tax being payable to the shareholder or (ii) the Corporation has reason to believe that the payment of a dividend in Common Shares to any holder thereof whose address on the books of the Corporation is in a jurisdiction outside Canada might contravene the laws or regulations of such jurisdiction or subject the Corporation to any penalty, in which case the sale proceeds would be delivered to the shareholder.

Procedure to Confirm Acceptance of Stock Dividends

Shareholders that will accept the payment of future stock dividends declared by the Board of Directors in the form of Common Shares are required to complete and deliver to Computershare a Stock Dividend Confirmation Notice in a form prescribed by Computershare at least five business days prior to the record date of a declared dividend. The Stock Dividend Confirmation Notice will permit shareholders to confirm that they will accept the Stock Dividend Share as payment of the dividend on all or a stated number of their Common Shares. A Stock Dividend Confirmation Notice will remain in effect for all stock dividends on the Common Shares to which it relates and which are held by the shareholder unless the shareholder delivers a revocation notice to Computershare, in which case the Stock Dividend

Confirmation Notice will not be effective for any dividends having a declaration date that is more than five business days following receipt of the revocation notice by Computershare. A Stock Dividend Confirmation Notice or a revocation notice may only be delivered to Computershare in respect of Common Shares for which trades have settled prior to the applicable deadline for notice.

Shareholders that will accept payment of the dividend expected to be declared by the Board of Directors of the Corporation immediately following the Meeting in the form of Common Shares must return a Stock Dividend Confirmation Notice to Computershare by no later than March 16, 2011. A copy of the Stock Dividend Confirmation Notice is enclosed with this Circular. Copies of the Stock Dividend Confirmation Notice may also be obtained from Computershare or from the Corporation’s website at www.huskyenergy.com. The completed Stock Dividend Confirmation Notice must be returned to Computershare at 9th Floor, 100 University Avenue, Toronto, ON M5J 2Y1.

Beneficial owners of Common Shares registered in the name of CDS or a nominee may not directly confirm their acceptance of stock dividends in respect of those Common Shares, but must instead either (i) transfer the Common Shares into their own name and then confirm acceptance of stock dividends in respect of such Common Shares directly, or (ii) make appropriate arrangements with the broker, investment dealer, financial institution or other nominee who holds their Common Shares to confirm acceptance of stock dividends on their behalf, either as a nominee that delivers a completed and executed Stock Dividend Confirmation Notice to Computershare, via facsimile or by mail in the manner provided for above, or, if applicable, as a CDS participant through instructions from CDS.

Beneficial owners of Common Shares should contact the broker, investment dealer, financial institution or other nominee who holds their Common Shares to provide instructions regarding their acceptance of stock dividends and to inquire about any applicable deadlines that the nominee may impose or be subject to.

Taxation of Stock Dividends

The proposed Common Share stock dividend structure will have income tax consequences to shareholders who receive stock dividends that are different from the income tax consequences applicable to cash dividends. A Canadian resident shareholder who receives a cash dividend is required to include in income for tax purposes the amount of cash received, subject to the gross-up and dividend tax credit treatment normally accorded eligible dividends received from a taxable Canadian corporation. A Canadian resident shareholder who receives a stock dividend, on the other hand, will include in income his or her pro rata share of the amount of the increase in the stated capital account for Common Shares resulting from the issuance of Common Shares in satisfaction of the stock dividend (rather than the market value of the Common Shares so received). It is expected that the stated capital account for Common Shares will be increased by a nominal amount on each issuance of Common Shares in satisfaction of a stock dividend. A Canadian resident shareholder who receives Common Shares in satisfaction of a stock dividend will be deemed to have a nominal cost of the Common Shares so received and will be required to average that nominal cost with his cost of all other Common Shares owned by such shareholder for purposes of computing any capital gain arising on a subsequent disposition of his Common Shares. A shareholder who is not a Canadian resident (a Non-Resident) will be subject to Canadian non-resident withholding tax at the rate of 25% on the gross amount of such dividends. This rate may be reduced under an applicable tax treaty. The gross amount of the dividend received by a Non-Resident in the case of a stock dividend will be the Non-Resident’s pro rata share of the amount of the increase in the stated capital account for Common Shares resulting from the issuance of Common Shares in satisfaction of the stock dividend (rather than the market value of the Common Shares so received), which as noted above is expected to be a nominal amount. This summary is of a general nature only and is not intended to be nor should it be construed to be tax advice to any particular shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Shareholders are encouraged to consult their own tax advisors regarding the tax consequences to them of receiving cash or stock dividends.

Amendments to Preferred Share Terms

The Preferred Shares currently authorized for issuance by the Corporation have attributes, including redemption features, which would not be workable in the context of the Corporation’s financing plans. To provide the Corporation with greater flexibility with respect to future financing arrangements, it is proposed that the rights, privileges, restrictions and conditions attaching to the Preferred Shares be amended to provide that the Preferred Shares shall have a preference over the Common Shares and over any other shares of the Corporation ranking by their terms junior to the Preferred Shares with respect to the payment of dividends and the distribution of assets or return of capital in the event of the liquidation, dissolution or winding up of the Corporation and to authorize the Corporation to issue the Preferred Shares in one or more series having such specific rights, privileges, restrictions and conditions as the Board of Directors may fix from time to time. There are currently no Preferred Shares issued or outstanding.

Text of Special Resolution

To be effective, the Special Resolution to amend the Articles to give effect to the Share Capital Amendment must be passed by two-thirds of the votes cast thereon by the shareholders at the Meeting. The text of the Special Resolution is set out below. The Board of Directors unanimously recommends that shareholders vote in favour of this resolution. The persons designated in the enclosed Voting Instruction Form or Form of Proxy, unless instructed otherwise, intend to vote FOR the Special Resolution. If the Special Resolution is approved by shareholders, once it is implemented by Husky, those shareholders who voted against it are not entitled to exercise any legal rights of dissent or similar appraisal remedies that would require Husky to repurchase their Common Shares.

BE IT RESOLVED as a special resolution that:

1.

Pursuant to section 173 of the Business Corporations Act (Alberta) (the Act), the Articles of the Corporation be amended to change the rights, privileges, restrictions and conditions in respect of the Common Shares and Preferred Shares and to authorize Preferred Shares to be issued in one or more series with such rights, privileges, restrictions and conditions as may be fixed by the Board of Directors as more particularly set forth in Schedule “A” to the Management Information Circular dated January 31, 2011;

2.

Any one of the directors or officers of the Corporation is hereby authorized to sign all such documents, including without limitation, Articles of Amendment, and to do all such acts and things, including without limitation, delivering such Articles of Amendment to the Registrar of Corporations under the Act, as such director or officer determines, in his or her discretion, to be necessary or advisable in order to properly implement and give effect to the foregoing; and

3.

The directors of the Corporation may, in their discretion, without further approval of the shareholders, revoke this special resolution at any time prior to the filing of Articles of Amendment giving effect to the foregoing.

OTHER MATTERS TO BE ACTED UPON

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters properly come before the Meeting, the accompanying proxy will be voted on such matters in the best judgment of the person or persons voting the proxy.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

None of the Corporation’s directors, executive officers or companies or persons that beneficially own, or control or direct, directly or indirectly, or a combination of both, more than 10 percent of the Corporation’s Common Shares, or any of their respective associates or affiliates, has any material interest in any transaction with the Corporation since the commencement of the Corporation’s last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries which has not been previously disclosed.

INTEREST OF DIRECTORS AND OFFICERS IN MATTERS TO BE ACTED UPON

No director or executive officer of the Corporation, nor any associate or affiliate of any one of them, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

ADDITIONAL INFORMATION

Additional financial information is provided in the Corporation’s comparative consolidated financial statements and management’s discussion and analysis for the most recently completed financial year ended December 31, 2009, contained in the Corporation’s Annual Report for the year ended December 31, 2009, and in the comparative consolidated financial statements and management’s discussion and analysis for the nine month period ended September 30, 2010. Any request for any of these documents should be made to the Corporate Secretary, Husky Energy Inc., 707 - 8th Avenue S.W., Calgary, Alberta T2P 1H5 and/or fax (403) 298-7323. Information can also be obtained through the Corporation’s website at www.huskyenergy.com and on SEDAR at www.sedar.com.

SCHEDULE “A”

AMENDED SHARE CAPITAL TERMS

of

HUSKY ENERGY INC.

THE CLASSES OF SHARES AND ANY MAXIMUM NUMBER OF SHARES THAT THE CORPORATION IS AUTHORIZED TO ISSUE ARE:

1.	An unlimited number of Common Shares, which have attached thereto the following rights, privileges, restrictions and conditions:

A.	the holders of Common Shares shall be entitled to the following:

(i)	to receive notice of and to attend and vote at all meetings of shareholders, except meetings at which only holders of a specified class or series of shares are entitled to vote;

(ii)

to receive any dividend declared by the Corporation on this class of shares; provided that the Corporation shall be entitled to declare dividends on the Preferred Shares or on any other class or series of shares of the Corporation without being obliged to declare any dividends on the Common Shares of the Corporation; and

(iii)

subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Corporation, to receive the remaining property of the Corporation upon dissolution in equal rank with the holders of all other Common Shares of the Corporation.

B.

if the directors of the Corporation declare a dividend on the Common Shares payable in whole or in part as a stock dividend in fully paid and non-assessable Common Shares, the following provisions shall apply:

(i)

unless otherwise determined by the directors of the Corporation in respect of a particular dividend, the value of the Common Shares for purposes of each stock dividend declared by the directors of the Corporation shall be deemed to be the volume weighted average trading price of the Common Shares on the principal stock exchange on which the Common Shares are traded, calculated by dividing the total value by the total volume of Common Shares traded over the 5 trading day period immediately prior to the payment date of the dividend on the Common Shares;

(ii)

to the extent that any stock dividend paid on the Common Shares represents one or more whole Common Shares payable to a registered holder of Common Shares, such whole shares shall be registered in the name of such holder. Common Shares representing in the aggregate all of the fractions amounting to less than one whole Common Share which might otherwise have been payable to registered holders of Common Shares by reason of such dividend shall be issued to the transfer agent for the Common Shares as the agent of such holders of Common Shares. The transfer agent shall credit to an account for each such holder all fractions of a Common Share amounting to less than one whole share issued by the Corporation by way of stock dividends in respect of the Common Shares registered in the name of such holder. From time to time when the fractional interests in a Common Share held by the transfer agent for the account of any holder of Common Shares are equal to or exceed in the aggregate one additional whole Common Share, the transfer agent shall cause such additional whole Common Share to be registered in the name of such holder and thereupon only the excess fractional interest, if any, will continue to be held by the transfer agent for the account of such holder. The Common Shares held by the transfer agent representing fractional interests shall not be voted;

(iii)

for each stock dividend paid, the Corporation or its transfer agent shall mail, following the applicable payment date, to each holder of Common Shares a statement setting forth the number of whole and fractional Common Shares registered or held in the name of such holder on the record date for such stock dividend as well as the number of additional whole and fractional Common Shares to which such holder of Common Shares has become entitled by reason of such stock dividend;

(iv)

if at any time the Corporation shall have reason to believe that tax should be withheld and remitted to a taxation authority in respect of any dividend paid or payable to a shareholder in Common Shares, the Corporation shall have the right to require its transfer agent as agent of such shareholder to sell all or any part of the Common Shares or any fraction thereof so issued to such holder in payment of that dividend or one or more subsequent dividends through the facilities of the Corporation’s principal stock exchange on which the Common Shares are listed for trading and to cause the transfer agent to pay the proceeds from such sale to the Corporation so as to be remitted to such taxation authority (rather than such holder) in payment of such tax to be withheld. This right of sale may be exercised by notice given to such holder and to the transfer agent stating the name of the holder, the number of shares to be sold and the amount of the tax which the Corporation has reason to believe should be withheld. Upon receipt of such notice the transfer agent shall, unless a certificate for the shares has been theretofore issued, sell the shares as aforementioned and the transfer agent shall be deemed for all purposes to be the duly authorized agent of the holder with full authority on behalf of such holder to effect the sale of such shares and deliver the proceeds therefrom to the Corporation. Any balance of the sale proceeds not remitted by the Corporation in payment of the tax to be withheld shall be payable to the holder whose Common Shares were so sold by the transfer agent;

(v)

if at any time the Corporation shall have reason to believe that the payment of a dividend in Common Shares to any holder thereof whose address on the books of the Corporation is in a jurisdiction outside Canada might contravene the laws or regulations of such jurisdiction or subject the Corporation to any penalty thereunder, the Corporation shall have the right to require its transfer agent as agent of such shareholder to sell through the facilities of the Corporation’s principal stock exchange on which the Common Shares are listed for trading the Common Shares or any fraction thereof so issued and to cause the transfer agent to pay the proceeds from such sale to such holder. The right of sale shall be exercised in the manner provided in subparagraph (iv) above except that in the notice there shall be stated, instead of the amount of the tax to be withheld, the nature of the law or regulation which might be contravened or which might subject the Corporation to any penalty. Upon receipt of the notice, the transfer agent shall, unless a certificate for the shares has been theretofore issued, sell the shares as aforementioned and the transfer agent shall be deemed for all purposes to be the duly authorized agent of the holder with full authority on behalf of such holder to effect the sale of such Common Shares and to deliver the proceeds therefrom to such holder;

(vi)

each holder of Common Shares shall be entitled at any time to receive without cost, on request in writing to the transfer agent, a certificate representing the number of whole Common Shares registered in his name and in respect of which no share certificate has theretofore been issued;

(vii)

upon any holder of Common Shares ceasing to be a registered holder of one or more Common Shares, he shall be entitled to receive from the transfer agent and the transfer agent shall pay as soon as practicable to such holder an amount in cash equal to the proportion of the value of one Common Share that is represented by the fraction less than one whole Common Share at that time held by the transfer agent for the account of such holder, and, for the purpose of determining such value, each Common Share shall be deemed to have the value determined pursuant to subparagraph (i) above in respect of the last stock dividend paid by the Corporation prior to the date of such payment; and

(viii)

for the purposes of the foregoing, (a) the calculation of a fraction of a Common Share payable to a shareholder by way of a stock dividend shall be computed to three decimal places, and (b) neither the Corporation nor the transfer agent shall have any obligation to register any share in the name of a person, to deliver a certificate representing shares registered in the name of a shareholder or to make a cash payment for fractions of a share unless all applicable laws and regulations to which the Corporation and/or the transfer agent are, or as a result of such action may become, subject, shall have been complied with to their reasonable satisfaction; and

C.	if the Corporation declares a stock dividend payable in shares of the Corporation other than Common Shares, the provisions of paragraph B above shall apply with such applicable changes.

2.	An unlimited number of Preferred Shares, which as a class, have attached thereto the following rights, privileges, restrictions and conditions:

A.

the Preferred Shares may from time to time be issued in one or more series, and the Directors may fix from time to time before such issue the number of Preferred Shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series of Preferred Shares including, without limiting the generality of the foregoing, any voting rights, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the terms and conditions of redemption, purchase and conversion if any, and any sinking fund or other provisions;

B.

the Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Corporation amongst its shareholders for the purpose of winding up its affairs, be entitled to preference over the Common Shares and over any other shares of the Corporation ranking by their terms junior to the Preferred Shares of that series. The Preferred Shares of any series may also be given such other preferences, not inconsistent with these Articles, over the Common Shares and any other such Preferred Shares as may be fixed in accordance with paragraph 2.A above; and

C.

if any cumulative dividends or amounts payable on the return of capital in respect of a series of Preferred Shares are not paid in full, all series of Preferred Shares shall participate rateably in respect of accumulated dividends and return of capital.

Exhibit 99.4

Husky Energy

Computershare

9th Floor, 100 University Avenue

Toronto, Ontario M5J 2Y1

www.computershare.com

Security Class

Holder Account Number

Form of Proxy - Special Meeting to be held on February 28, 2011

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6. The securities represented by this proxy will be voted in favour or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:30 am, Mountain Standard Time, February 24, 2011.

00SG5C

Appointment of Proxyholder

THE UNDERSIGNED, being the holder of common shares of HUSKY ENERGY INC. (the “Corporation”) hereby nominates, constitutes and appoints Canning K.N. Fok of Hong Kong, a Co-Chairman and a director of the Corporation, or failing him, William Shurniak of Saskatchewan, Deputy Chairman and a director of the Corporation, or failing him, Asim Ghosh, of Calgary, Alberta, President & Chief Executive Officer and a director of the Corporation

OR

Enter the name of the person you are appointing if this person is someone other than the foregoing.

as the lawful attorney and proxy of the undersigned, with full power of substitution, to attend and vote on behalf of the undersigned at the Special Meeting of the shareholders of the Corporation to be held at 10:30 AM (Calgary time) on the_28th_day of February, 2011 and at any adjournment(s) thereof (the “Meeting”), and without limiting the generality of the foregoing to vote, by ballot or otherwise, the shares represented by this form of proxy.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

For Against

1. To pass, with or without, variation, a special resolution, the full text of which is set forth in the management information circular of the Corporation dated January 31, 2011 (the “Information Circular”), to approve amendments to the Articles of the Corporation pursuant to section 173 of the Business Corporations Act (Alberta), all as more particularly described in the Information Circular.

Upon any other business which may properly come before the Meeting or any adjournments(s) thereof, in such manner as the said proxyholder sees fit.

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature 1 - Please keep signatures within the box

Signature 2 - Please keep signatures within the box

Date DD / MM / YY

0 3 6 2 5 6 A R 0 HSEQ

00SG6H

Exhibit 99.5

Husky Energy

Computershare

9th Floor, 100 University Avenue

Toronto, Ontario M5J 2Y1

Telephone 1-800-564-6253

Facsimile 1-888-453-0330

416-263-9394

www.computershare.com

Holder Account Number

Use a black or blue pen. Print in CAPITAL letters inside the grey areas as shown in this example. A B C 1 2 3 X

STOCK DIVIDEND CONFIRMATION NOTICE

This notice or any replacement notice must be duly completed to process your acceptance of stock dividends from Husky Energy Inc. (“Husky”) in the form of common shares of Husky.

Full Stock Dividend (Common Shares)

Please mark this box if you wish to accept stock dividends in the form of common shares of Husky that become payable on this account, on all shares now held and any future holdings.

Partial Stock Dividend (Common Shares)

Please mark this box and select the number of whole shares on which you wish to accept stock dividends. The dividends on all remaining shares and any future holdings will be paid in cash.

This form must be received by Computershare no later than 5 business days immediately preceding a dividend record date declared by Husky in order to take effect on the dividend payment date to which such record date relates.

By delivering this Stock Dividend Confirmation Notice (“Notice”) the undersigned confirms having read and fully understood the description in Husky’s Management Information Circular dated January 31, 2011 of the effect of delivering this Notice on the undersigned’s receipt of dividends from Husky. The undersigned agrees that stock dividends in the form of common shares of Husky will continue to be issued to the undersigned as indicated in this completed Notice until the undersigned notifies Computershare in writing that the undersigned wishes to no longer accept stock dividends or wishes to accept stock dividends on a different number of the total number of common shares of Husky held and so notifies Computershare by delivering to Computershare another duly completed Notice which, once received by Computershare, will supersede and replace any Notice previously received by Computershare. A revocation of this Notice must be received by Computershare no less than 5 business days prior to a declaration date of dividends in order for it to be effective in respect of those dividends so declared. Otherwise, it will only become effective for all subsequently declared dividends. The undersigned confirms the completeness and accuracy of the information provided in this Notice.

The undersigned hereby revokes any Notice previously delivered to Computershare.

To be valid, this Notice must be signed by all registered account holder(s) or applicable authorized individual(s).

If you do not check any of the above boxes, sign and return this Notice, you will continue to receive dividend payments in cash.

Signature 1 - Please keep signature within the box Signature 2 - Please keep signature within the box Date - Day Month Year Daytime Telephone Number

HSEQ 2 1 E D R + 00SHGC

Privacy Notice

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Please return completed form to:

Computershare

9th floor, North Tower, 100 University Avenue, Toronto, Ontario M5J 2Y1

00SHHB